FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of September, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





16 September 2004


COLT ANNOUNCES EARLY REDEMPTION OF THE DM 600M 2% SENIOR CONVERTIBLE NOTES DUE 2005 AND THE EUR368M 2% SENIOR CONVERTIBLE NOTES DUE DECEMBER 2006


COLT Telecom Group plc (COLT) a leading pan-European provider of business communications solutions and services, announced today that it has given notice of the redemption of all of the outstanding DM600 million 2% Senior Convertible Notes due 2005 and the EUR368 million 2% Senior Convertible Notes due December 2006. Including accretion the effective interest rates on the Notes are 4.25% and 5.25% respectively. The redemptions will be at the accreted principal amount of the Notes plus accrued interest and will be funded out of COLT's cash and liquid resources. The aggregate amount payable will be approximately GBP317 million. The redemptions will take place on 19 October 2004.

COLT's Chief Financial Officer, Marina Wyatt said:

"Our decision to redeem these Notes reflects the Board's confidence in the future financial success of COLT. COLT is financially strong with GBP794 million of cash and liquid resources as at 30 June 2004. We have been free cash flow positive on a cumulative basis for the 12 months ended 30 June 2004 and we expect to be free cash flow positive on a sustainable basis during 2005. By redeeming the Notes early we will save approximately GBP18 million of net interest over the next two years."


About COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT has over 19,000 network services and data centre solutions customers. The company owns an integrated 20,000 kilometre network that directly connects 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Data Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net


For further information contact:

John Doherty
Director Corporate Communications
Email: jdoherty@colt-telecom.com
Tel: +44 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 20 7863 5314


                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 16 September 2004                              COLT Telecom Group plc


                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary